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                                                                    EXHIBIT 99.1


               VISTA GOLD SECURES LAND SURFACE RIGHTS IN BOLIVIA


DENVER, COLORADO, APRIL 2, 1997 -- The Company is pleased to announce that it has reached an agreement with the local Ayllus (indigenous people) for the use of the land surface necessary to construct the Amayapampa and Capa Circa mines in Bolivia. The land surface rights were important to secure so the Company can maintain its development schedule and commence the initial construction in the form of a water retention dam at Amayapampa.

In exchange for the surface right to use the 370 acres (150 hectares), the Company has agreed to provide socio-economic programs that will benefit local communities and workers and to replace land which is not usable at the end of the mine's life. Some of these benefits will include education, training and employment as well as assistance with various improvement and development programs.

During the past 3 months, Vista has completed 18 diamond drill core holes and 21 reverse circulation drill holes for a total of 23,400 feet (7,130 m) to confirm work done in 1996 by Da Capo Resources. This drilling phase is now complete and assays will be concluded by mid-April. One of the diamond drill rigs from Amayapampa is now moving to the Company's Copacabana exploration property in southern Bolivia to commence exploration on that target.

"Securing these surface rights and completing the confirmatory drilling are keys to maintaining our time line for gold production at Amayapampa," said Michael B. Richings, President and CEO of Vista Gold Corp. "We are on track for completion of the final bankable feasibility study in June, with project financing and construction beginning shortly thereafter."

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado, with its registered office in Vancouver, British Columbia. Its holdings range from the Hycroft mine in Nevada to development and exploration projects in North and South America including Ecuador, Bolivia, Venezuela and Peru.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10K as amended.

For further information, please contact Karla J. Kimrey, Director of Investor Relations, or Michael B. Richings, President and CEO of Vista Gold Corp. at
(303) 629-2450 or (888) 629-2450.